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 April 11, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Miller, Staff Accountant

Re:	AIP Alternative Lending Fund A

(File Nos. 333-218889 and 811-23265)

Dear Ms. Miller:

We are writing in response to comments provided telephonically on March 26, 2019 with respect to an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on March 13, 2019, a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.	In the “Summary of Fees and Expenses” section, please explain how the leverage percentage of 28.57% was calculated.
Response 1.	The disclosure has been revised to reflect the actual amount of leverage being used by the Fund, 18.59% of the Fund’s Managed Assets, as reflected in the fee table calculations. As described later in the prospectus, the Fund may eventually use a credit facility in the amount of up to 28.57% of the Fund’s Managed Assets.

Comment 2.	In the fee table in the “Summary of Fees and Expenses” section, please describe how the Interest Payment on Borrowed Funds line item (0.51%) was calculated.
Response 2.	The Interest Payment on Borrowed Funds line item interest is calculated by estimating the interest for the first year and dividing it by the Fund’s average net assets. This number has been corrected in the revised fee table.
Comment 3.	Please revise the presentation of the fee table so that it is consistent with the registration statement filed on Form N-2 that was declared effective in June 2018.
Response 3.	The disclosure has been revised accordingly.

Comment 4.	Footnote 6 contains a list of expenses included within the “All Other Expenses” line item. Please explain supplementally how this will be presented in the Fund’s Statement of Operations going forward.
Response 4.	If a given expense represents a material amount of the Fund’s total expenses, such expense will be included as a separate line item in the Fund’s Statement of Operations. If the amount is not material, it will be included within “Other Expenses.”

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Allison Fumai
Allison Fumai